January 22, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spiegel, Assistant Director
Brandon Hill, Attorney-Advisor

Re:	Withdrawal of Acceleration Request of Pacific DataVision, Inc.
Registration Statement on Form S-1
Filed on December 19, 2014, as amended
File No. 333-201156

Ladies and Gentlemen:

On January 20, 2015, Pacific DataVision, Inc. (the “Registrant”) submitted an acceleration request pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, requesting that the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Thursday, January 22, 2015 or as soon thereafter as practicable (the “Acceleration Request”). The Registrant hereby withdraws the Acceleration Request effective immediately.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Jeffrey Thacker of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6728 or by facsimile at (858) 638-5128.

Very truly yours,

By:	/s/ John Pescatore
Name:	John Pescatore
Title:	President and Chief Executive Officer